December 21, 2005
SUBMITTED VIA EDGAR
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Re:	Eaton Corporation Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the quarter ended September 30, 2005 File No. 1-1396
Dear Mr. Decker:
We have reviewed your November 25, 2005 letter (“the Letter”) regarding your further comments on the financial statements and disclosures contained in the above referenced reports (the “Subject Reports”) filed by Eaton Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) and provide the following responses.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Financial Statements
Statements of Consolidated Cash Flows, page F-8
2.	We have reviewed your response to comment 4. Given that the other-net line item presented within net cash provided by operating activities is approximately 8% of the total net cash provided by operating activities for 2004, we continue to believe that you should breakout this line item into smaller components having more descriptive titles. In addition, please show us supplementally for each period presented, the amounts comprising this line item.

The largest amount included in “Other-net” in “Net cash provided by operating activities” for 2002 through 2004 was the income tax benefit related to exercises of stock options. This item represented 1.0% of net cash provided by operating activities in 2002, 2.7% in 2003 and 5.3% in 2004. Other items included in

“Other-net” were foreign currency translation adjustments and changes in other assets. These amounts were not material and we believe were properly included in “Other-net”.

The Company will continue to carefully evaluate its disclosure of “Other-net” in “Net Cash Provided by Operating Activities” and, should the amounts become material, will alter its future filings accordingly.
Statements of Consolidated Shareholders’ Equity, page F-9
3.	We have reviewed your response to comment 7. Based on your response, it is not clear if you intend to disclose the amount of income taxes for each classification of other comprehensive income or only for minimum pension liability. Please clarify. If you intend to only disclose the amount of income taxes for minimum pension liability, tell us the amount of income taxes for the other classifications of other comprehensive income for 2004, 2003, and 2002. In addition, please tell us the amount of the reclassification adjustments related to foreign currency translation adjustments for 2004, 2003, and 2002.

In future filings, the Company will disclose for each year, each component of other comprehensive income (loss) and each related amount of income taxes. Also, each component of accumulated other comprehensive loss as of the most recent year-end and the prior year-end will be disclosed, along with each related amount of income taxes. Please see Schedule 1 below for the revised disclosure related to the components of comprehensive income.

Reclassification adjustments related to foreign currency translation adjustments were $939,000 in 2002. There were no adjustments recorded in 2003 or 2004.
Lease Commitments, page F-33
4.	We have reviewed your response to comment 14. Please separately tell us for each period presented the total amount of minimum rentals, contingent rentals, and sublease rentals you have in relation to your operating leases. Please also provide us with a summary of the range of purchase options, escalation clauses, and restrictions imposed by your operating leases. Please also tell us how you concluded that disclosure of this information was not material.

Minimum rental commitments under noncancelable operating leases, which expire at various dates and in most cases contain renewal options, for each of the next five years and thereafter in the aggregate, are as follows:

Commitments for
operating leases
(in millions)
	2004	2003	2002
Succeeding year
#1	$97	$89	$83
#2	71	71	66
#3	51	52	50
#4	32	37	35
#5	21	23	12
Thereafter	33	13	39

	$305	$285	$285

As indicated in the Company’s response to the SEC’s first comment letter dated November 4, 2005, the Company will revise its future filings to add the disclosure of minimum operating lease payments, in the aggregate and for each of the next 5 years, to the “Lease Commitments” footnote in the “Other information” footnote.

The majority of the operating lease commitments above relate to real estate leases for office space, distribution, warehouse and service facilities, and a few manufacturing locations. These leases were entered into at arms-length and none is of an unusual economic nature, or at a bargain or a premium compared to the going market rate rental cost for similar properties. For these leases, there are no properties with contingent rentals. Sublease rentals due to the Company represent less than 0.6% as a percentage of total lease commitments for 2005 and beyond. Purchase options within these leases are generally exercisable at fair market value, maturing at a specified date or at the expiration of the lease. Escalation clauses are of three types: tied to a CPI based index (specific to local market as specified in the lease), determined at a set date based upon fair market rentals of comparable size in the applicable market, or adjusted to fixed pre-determined levels at varying dates as defined within the lease. The Company’s policy is to recognize expense for lease payments, including those that depend on an existing index or rate, on a straight-line basis over the lease term. There are no restrictions imposed by these leases that prevent the Company’s intended commercial use at any location, or that limit the Company’s actions, including no restrictions on paying cash dividends, borrowing money, or leasing additional assets.

The remaining operating lease commitments relate to vehicles; office equipment such as computers, phone systems, copiers; and certain production equipment. These leases normally do not include provisions for contingent rentals, sublease rentals, purchase options, escalation clauses, or restrictions. Based on this analysis, the Company concluded that this information was not material and disclosure was not required.

Business Segment and Geographic Region Information, page F-34
5.	We have reviewed your response to comment 18. Please show us your proposed disclosure regarding the types of amounts that are included in the other corporate expenses-net line item.

The proposed disclosure that will be included in future filings follows:

In accordance with SFAS No. 131, for purposes of business segment performance measurement, the Company does not allocate to the business segments, items that are of a non-operating nature or corporate organizational and functional expenses of a governance nature. Corporate expenses consist of corporate office expenses including compensation, benefits, occupancy, depreciation, and other administrative costs.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page F-40
Results of Operations – 2004 Compared to 2003, page F-42
Results by Business Segment, page F-45
6.	We have reviewed your response to comment 21. We continue to believe you should discuss in greater detail the business reasons for the changes between periods in sales and operating profit of each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A for 2004 as compared to 2003 will look like. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

The Company has responded to the staff’s request to discuss, in greater detail, the business reasons for the changes between periods in sales and operating profit of each of its segments. Where there is more than one business reason for the change, the Company has also responded to the staff’s request to quantify the incremental impact of each business reason for the change, but only for those changes where the Company routinely gathers such numerical data. The Company does not routinely gather numerical data related to the incremental impact of each business reason for a change and, therefore, it is not practical to provide this additional information in the MD&A. Please see Schedule 2 below for the revised results of business segments in MD&A.

Market Risk Disclosure and Contractual Obligations, page F-53
7.	We have reviewed your response to comment 22. Please show us your revised table of contractual obligations, as well as your proposed disclosure regarding any assumptions you made to derive the estimated interest payments on your debt and payments you are obligated to make under your interest rate swap agreements.

Please see Schedule 3 below for the new disclosures in the table of contractual obligations for interest expense related to long-term debt and net interest income from interest rate swap agreements related to long-term debt.
Sincerely,
/s/ Richard H. Fearon
Richard H. Fearon
Executive Vice President –
Chief Financial & Planning Officer
Eaton Corporation

Eaton Corporation
Response to SEC comment letter dated
November 25, 2005
Schedule 1
(Note that new disclosures are in bold)
Statements of Consolidated Shareholders’
Equity

			Capital		Accumulated	Deferred	Total
	Common	Common	in excess		other com-	compen-	Share-
	Shares -	Shares -	of par	Retained	prehensive	sation	holders’
(Millions)	Number	Dollars	value	earnings	loss	plans	equity
Balance at January 1, 2003	141.2	$70	$1,413	$1,568	$(699)	$(50)	$2,302
Net income				386			386
Foreign currency translation adjustments and related hedging instruments (including income tax credits of $16)					126		126

Unrealized gain on available for sale investments					1		1

Deferred gain on cash flow hedges (net of income taxes of $2)					4		4

Minimum pension liability adjustment (net of income tax income credits of $9)					(17)		(17)

Other comprehensive income					114		114

Total comprehensive income							500
Cash dividends paid				(134)			(134)
Issuance of shares under employee benefit plans, including tax benefit	4.2	2	141	(2)		5	146
Issuance of shares to trust	.1		3			(3)	0
Sale of shares	7.4	4	294	(2)			296
Other-net	.1	—	5	—	—	2	7

Balance at December 31, 2003	153.0	76	1,856	1,816	(585)	(46)	3,117
Net income				648			648
Foreign currency translation adjustments and related hedging instruments (including income tax credits of $9)					99		99

Unrealized loss on available for sale investments (net of income tax credits of $1)					(2)		(2)

Deferred loss on cash flow hedges (net of income tax credits of $1)					(2)		(2)

Minimum pension liability adjustment (net of income tax income credits of $25)					(48)		(48)

Other comprehensive income					47		47

Total comprehensive income							695
Cash dividends paid				(163)			(163)
Issuance of shares under employee benefit plans, including tax benefit	4.5	3	188	(2)		10	199
Issuance of shares to trust			2			(2)	0
Purchase of shares	(4.2)	(2)	(53)	(195)			(250)

Other-net	—	—	—	8	—	—	8

Balance at December 31, 2004	153.3	77	1,993	2,112	(538)	(38)	3,606

Schedule 1 continued
(Note that new disclosures below are in bold)
Accumulated Other Comprehensive Loss
The components of Accumulated other comprehensive loss as reported in the Statement of Consolidated Shareholders’ Equity as of December 31, 2005 and 2004 follow:

	2005	2004
Foreign currency translation adjustments and related hedging instruments (net of income tax credits of $xx in 2005 and $38 in 2004)		$(64)
Deferred loss on cash flow hedges (net of income tax credits of $xx in 2005 and $1 in 2004)		(2)
Minimum pension liability adjustment (net of income tax credits of $xx in 2005 and $245 in 2004)		(472)

Total		$(538)

Eaton Corporation
Response to SEC comment letter dated November 25, 2005
Schedule 2
Results by Business Segment
(in millions)
Fluid Power

	2004	2003	Increase
Net sales	$3,098	$2,786	11%
Operating profit	338	247	37%
Operating margin	10.9%	8.9%
Sales of the Fluid Power segment were at record levels in 2004. The 11% increase in sales in 2004 over 2003 included 8% growth attributed to volume growth and 3% due to foreign exchange rates. Volume growth was driven by the mix of markets in which this segment participates. The majority of sales growth in 2004 resulted from the strong performance of mobile and industrial hydraulics markets. The commercial aerospace market also began to recover in 2004, growing in the fourth quarter at its fastest rate in over two years. Global hydraulics markets were up an estimated 13%, commercial aerospace markets were up 3%, defense aerospace markets were up 7%, and European automotive production up 1%. Operating results for 2004 included Walterscheid, a manufacturer of hydraulic tube connectors and fittings primarily for the European market, from the date of acquisition, with less than 1% of the increase in sales attributed to this acquisition in 2004.
Operating profit in 2004 was also a record. Higher operating profit in 2004 was largely due to sales growth, which generated an incremental 27% profit. Increased operating profit was also due to lower restructuring charges in 2004, which were $8 compared to $14 in 2003, reducing operating margins by .3% in 2004 and .5% in 2003. The lower restructuring charges contributed an additional 2% incremental profit on the sales increase. The restructuring charges in 2004 and 2003 related primarily to the integration of the Boston Weatherhead business acquired in late 2002. The incremental margins were helped by the benefits of restructuring actions to integrate acquired businesses and continued productivity improvements, but were hurt by higher prices paid, primarily for basic metals.
In January 2004, Eaton acquired Ultronics Limited with its advanced electro-hydraulic valve system technology that is utilized in mobile applications in construction, forestry, agriculture and other markets. In early 2004, Eaton invested in Eaton Senstar Automotive Fluid Connector (Shanghai) Co., Ltd. This business, 55%-owned by Eaton, was formed with Changzhou Senstar Automobile Air Conditioner Co. Ltd. to produce automotive air conditioning hose and tube assemblies and power steering hose and tube assemblies in

Shanghai for Volkswagen’s China operations. The purchase prices, net sales and operating profit of these businesses, were not material in 2004.
In November 2004, Eaton announced that its aerospace business began work with Lockheed Martin to increase the Company’s role on the F-35 Joint Strike Fighter by expanding its scope of work on the wing fluid delivery system. The expanded wing fluid delivery work and increased technical assistance will increase Eaton’s potential revenue on the F-35 by $1 billion, based on production of 2,600 aircraft over the life of the program, which is expected to continue through 2027. The $1 billion increase brings the expected Joint Strike Fighter related revenue over the life of the program to almost $3 billion, including the hydraulic power generation system, general actuation and the expanded wing fluid delivery system work.
Electrical

	2004	2003	Increase
Net sales	$3,072	$2,313	33%
Operating profit	243	158	54%
Operating margin	7.9%	6.8%
Sales of the Electrical segment in 2004 reached record levels. Of the 33% sales growth, 24% was from acquisitions, 7% was due to volume growth, and 2% from foreign exchange rates. Acquisitions included the Powerware electrical power systems business acquired in June 2004 and Electrum Group acquired in March 2004, as discussed below. Also contributing to sales growth from acquisitions in 2004 was the electrical division of Delta plc acquired in January 2003, and the electrical switchgear business formed with Caterpillar in August 2003. Eaton’s operating results for 2004 and 2003 include the results of acquired businesses from the dates of acquisition. Volume growth of 7% in 2004 was driven by growth in Electrical end markets of about 4% and sales above end-market growth of an additional 3%.
Increased operating profit in 2004 was largely due to growth in sales, due to both acquisitions and end-market growth. Incremental profits were 13% on sales growth, with acquisitions generating 7% incremental profit and existing businesses generating 27% incremental profit. These improvements were partially offset by increased restructuring charges in 2004. Restructuring charges in 2004 were $33 compared to $22 in 2003, reducing operating margins by 1.1% in 2004 and 1.0% in 2003, and reducing the incremental profit margin by 1%. Restructuring charges in 2004 related primarily to the integration of Powerware and the electrical division of Delta plc acquired in January 2003. Restructuring charges in 2003 related largely to the integration of the electrical division of Delta plc. The incremental margins were helped by the benefits of restructuring actions to integrate acquired businesses and continued productivity improvements, but were hurt by higher prices paid, primarily for basic metals.
On June 9, 2004, Eaton acquired Powerware Corporation, the power systems business of Invensys plc, for $560 of cash, less cash acquired of $27. Powerware, based in Raleigh,

North Carolina, is a global leader in Uninterruptible Power Systems (UPS), DC Power products and power quality services that had revenues of $775 for the year ended March 31, 2004. Powerware has operations in the United States, Canada, Europe, South America and Asia/Pacific that provide products and services utilized by computer manufacturers, industrial companies, governments, telecommunications firms, medical institutions, data centers and other businesses. The acquisition of Powerware is providing new products and solutions, along with strong brand recognition and expanded channels, for Eaton’s global electrical business.
In March 2004, Eaton acquired the Electrum Group Ltd., which provides power management services and web-based software for telecommunications, data center and government applications. The purchase price, net sales and operating profit of this business, were not material in 2004.
During second quarter 2004, the Electrical business was awarded a contract from the U.S. Postal Service to test and maintain electrical switchgear, which is anticipated to generate between $12 and $15 of revenue annually over the next four years, and a contract worth $10 to supply distribution and control equipment for a new power plant being constructed by Hitachi.
Automotive

	2004	2003	Increase
Net sales	$1,847	$1,690	9%
Operating profit	243	224	8%
Operating margin	13.2%	13.3%
Sales in the Automotive segment in 2004 grew 9%, reaching a new record. Growth above 2003 included 6% due to volume growth, including new program launches and new contract wins, primarily in the valvetrain, and air induction and cylinder heads systems operations. Sales in 2004 also improved by 3% due to foreign exchange rates. The growth in Automotive’s sales considerably exceeded the growth in its end markets. Automotive production for 2004 in NAFTA was lower by 1% and in Europe increased 1% compared to 2003.
Increased operating profit in 2004 resulted from increased sales, which generated an incremental profit on the increased sales of 12%. The incremental profit rate was helped by continued productivity improvements, but was hurt by higher prices paid, primarily for basic metals.
In first quarter 2004, Eaton won contracts to supply locking differentials to Hyundai and Kia for several new vehicle programs. Revenues from these contracts are expected to total approximately $150 over the next six years.

Truck

	2004	2003	Increase
Net sales	$1,800	$1,272	42%
Operating profit	329	168	96%
Operating margin	18.3%	13.2%
The Truck segment posted record sales in 2004, with revenues up 42% compared to 2003. This was attributable to end-market growth, primarily NAFTA heavy-duty truck production of 263,000 units, which increased 48% in 2004. Sales in 2004 also improved by 2% due to foreign exchange rates. End market growth also reflected NAFTA medium-duty truck production, which increased 24% in 2004 compared to 2003, an increase in European truck production of 7%, and an increase in Brazilian vehicle production of 20%.
Operating profit and operating margin in 2004 were also records. Increased operating profit in 2004 reflected increased sales throughout all geographic regions. The incremental profit margin on the increased sales volume was 30% and reflected the benefits of higher production levels without a significant increase in fixed costs and the benefits of productivity improvements, offset by higher prices paid, primarily for basic metals.
Eaton made significant progress during 2004 on both of its recently announced new truck businesses in China. The joint venture with FAW Jiefang Automotive Co., Ltd. formally started production in September 2004 with Eaton contributing $28 of cash to purchase a 50% interest in the venture, as described in “Highlights of Results for 2004” above. Operating results of this venture were immaterial in 2004.
In addition, the Company started production in the Eaton Fast Gear (EFG) heavy-duty truck transmission business in fourth quarter 2004. The formation of EFG was announced in third quarter 2003. Eaton’s partners in EFG are Shaanxi Fast Gear Co., Ltd. and Xiang Torch Investment Co., Ltd. This business will produce transmissions for the growing Chinese market. Eaton has 55% ownership of the business. The purchase price, annual sales and operating profit of this business were not material in 2004.

Eaton Corporation
Response to SEC comment letter dated November 25, 2005
Schedule 3
(Note that new disclosures are in bold)
A summary of contractual obligations as of December 31, 2004 follows:

		2006	2008
		to	to	After
(in millions)	2005	2007	2009	2009	Total

Long-term debt	$26	$568	$19	$1,147	$1,760

Interest expense related to long-term debt	115	193	157	947	1,412
Reduction of interest expense from interest rate swap agreements related to long-term debt	(27)	(44)	(29)	(175)	(275)

Operating leases	97	122	53	33	305

Purchase obligations	298	53	33	15	399

Other long-term liabilities	105	23	23	32	183

	$614	$915	$256	$1,999	$3,784

Long-term debt includes obligations under capital leases that are not material. Interest expense related to long-term debt is based on the fixed interest rate, or other applicable interest rate related to the debt instrument, at December 31, 2004. The reduction of interest expense from interest rate swap agreements related to long-term debt is based on the difference in the fixed interest rate the Company receives from the swap, compared to the floating interest rate the Company pays on the swap, at December 31, 2004. Purchase obligations are entered into with various vendors in the normal course of business. These amounts include commitments for purchases of raw materials, outstanding non-cancelable purchase orders, releases under blanket purchase orders and commitments under ongoing service arrangements. Other long-term liabilities include $95 of contributions to pension plans in 2005 and $88 of deferred compensation earned under various plans for which the participants have elected to receive disbursement at a later date. The table above does not include future expected pension benefit payments or expected other postretirement benefit payments for each of the next five years and the five years thereafter. Information related to the amounts of these future payments is found in “Retirement Benefit Plans” in the Notes to the Consolidated Financial Statements.